

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2013

Mr. Douglas J. Glenn
President and Chief Executive Officer
Hampton Roads Bankshares, Inc.
999 Waterside Drive, 2nd Floor
Norfolk, VA 23510

Re: Hampton Roads Bankshares, Inc.
Form 10-K
Filed March 25, 2013
File No. 001-32968

Dear Mr. Glenn:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing[s] and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel